UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              CARMIKE CINEMAS, INC.
      -------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.03 PER SHARE
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143436103
           ---------------------------------------------------------
                                 (CUSIP Number)
           ---------------------------------------------------------

                            DAVID J. GREENWALD, ESQ.
                              GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 902-1000
           ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                 OCTOBER 1, 1999
           ---------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

           NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 2 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
  1         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GOLDMAN, SACHS & CO.
----------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
  3         SEC USE ONLY
----------------------------------------------------------------------
  4         SOURCE OF FUNDS*
                  AF-WC-OO
----------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE ORGANIZATION
            NEW YORK
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         2,651,000


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       2,651,000


PERSON WITH
----------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON            2,651,000
----------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.8%
----------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*
            BD-PN-IA
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 3 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          THE GOLDMAN SACHS GROUP, INC.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  AF-OO
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         2,651,000


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       2,651,000


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            2,651,000
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.8%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            HC-CO
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                           SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 4 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS CAPITAL PARTNERS III, L.P.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         1,776,731


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       1,776,731


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            1,776,731
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.5%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 5 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS ADVISORS III, L.P.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         1,776,731


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       1,776,731


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            1,776,731
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.5%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 6 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS CAPITAL PARTNERS III OFFSHORE, L.P.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            CAYMAN ISLANDS
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         448,445


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       448,445


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            448,445
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 7 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS ADVISORS III (CAYMAN), L.P.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            CAYMAN ISLANDS
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         448,445


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       448,445


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            448,445
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 8 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            GERMANY
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         82,024


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       82,024


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            82,024
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                             Page 9 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GOLDMAN, SACHS & CO. OHG
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            GERMANY
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         82,024


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       82,024


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            82,024
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                            Page 10 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            STONE STREET FUND 1998, L.P.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         200,337


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       200,337


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            200,337
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                            Page 11 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            BRIDGE STREET FUND 1998, L.P.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         60,463


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       60,463


PERSON WITH
----------------------------------------------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            60,463
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.6%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ---------------------
  CUSIP No. 143436103                            Page 12 of 24 Pages
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            STONE STREET ADVANTAGE CORP.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [  ]
                                                           (b) [  ]
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                     [  ]
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF
            ----------------------------------------------------------
             8   SHARED VOTING POWER
  SHARES         260,800


BENEFICIALLY
            ----------------------------------------------------------
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0


   EACH
            ----------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
 REPORTING       260,800


PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            260,800
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [  ]
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.6%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.        Security and Issuer.

               This statement on Schedule 13D relates to the Class A common stock, par value $.03 per share (the "Class A Common Stock") of Carmike Cinemas, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are at 1301 First Avenue, Columbus, Georgia 31901.

ITEM 2.        Identity and Background.

               This statement is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1998, L.P. ("1998 Stone"), and Bridge Street Fund 1998, L.P. ("1998 Bridge" and together with GS Capital III, GS Offshore, GS Germany and 1998 Stone, the "Limited Partnerships"), Stone Street Advantage Corp. ("Stone Advantage"), GS Advisors III, L.P. ("GS Advisors"), GS Advisors III (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. (together with its predecessor, The Goldman Sachs Group, L.P., a Delaware limited partnership, "GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors Cayman, GS oHG, Stone Advantage and the Limited Partnerships, the "Filing Persons").1

               Each of GS Capital III, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, and GS Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited partnership, is the sole general partner of GS Capital III. GS Advisors Cayman, a Cayman Islands exempted limited partnership, is the sole general partner of GS Offshore. GS oHG is the sole managing partner of GS Germany. 1998 Stone and 1998 Bridge, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations, and other private equity transactions and in other financial instruments. Stone Advantage, a Delaware corporation, is the sole general partner of 1998 Stone and the sole managing general partner of 1998 Bridge, and is a wholly owned subsidiary of GS Group. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the investment manager for GS Capital III, GS Offshore and GS Germany. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GS Offshore, GS Advisors Cayman, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for each of GS Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

               The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors III, L.L.C., a Delaware limited liability company and the sole general partner of GS Advisors and GS Advisors Cayman are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director




----------------------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

and executive officer of Stone Advantage are set forth in Schedule II-B hereto and are incorporated by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in Schedule II-C and are incorporated herein by reference.

               During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the person listed on Schedules I, II-A, II-B, or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        Source and Amount of Funds or Other Consideration.

               As described herein, on November 30, 1998, GS Capital III, GS Offshore, GS Germany (through its nominee, Goldman, Sachs & Co. Verwaltungs
GmbH) and GS Group (collectively, the "Purchasers") purchased, pursuant to the Stock Purchase Agreement, dated as of November 22, 1998, by and among the Company and the Purchasers (the "Stock Purchase Agreement"), the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference, for an aggregate purchase price of $55,000,000, an aggregate of 550,000 shares of 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock, par value $1.00 per share, of the Company (the "Series A Preferred Stock"). Pursuant to a Transfer Agreement, dated as of January 20, 1999, by and among GS Group, 1998 Stone and 1998 Bridge (the "Transfer Agreement"), GS Group sold 42,249 shares of Series A Preferred Stock to 1998 Stone for $4,224,913 in cash, and sold 12,751 shares of Series A Preferred Stock to 1998 Bridge for $1,275,087 in cash. GS Capital III, GS Offshore, GS Germany, 1998 Stone, and 1998 Bridge are referred to herein collectively as the "Current Holders." The full text of the Transfer Agreement is filed as Exhibit 3 hereto and incorporated herein by reference.

               In addition, the Limited Partnerships hold an aggregate of 408,000 shares of Class A Common Stock that were acquired on February 3, 1999 in a private transaction (the "February 1999 Purchase").

               The funds used by the applicable Limited Partnerships to purchase the Series A Preferred Stock under the Stock Purchase Agreement and under the Transfer Agreement and to purchase the shares of Class A Common Stock in the February 1999 Purchase, were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

               None of the individuals listed on Schedules I, II-A, II-B or II-C hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.

               As set forth in Item 5, Goldman Sachs may be deemed to beneficially own an additional 43,000 shares of Class A Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs disclaims beneficial ownership of shares of Class A Common Stock held in Managed Accounts. The funds used to purchase shares of Class A Common Stock for Managed Accounts came from client funds.

ITEM 4.        Purpose of the Transaction.

               Pursuant to the Stock Purchase Agreement, on November 30, 1998 the Purchasers purchased an aggregate of 550,000 shares of Series A Preferred Stock for an aggregate purchase price of $55,000,000 (the "Purchase"). Under the terms of the Company's Certificate of Designations (as defined below), at any time after November 30, 1999 (which is the one year anniversary of the date of the closing of the Purchase (the "Closing Date")), each share of Series A Preferred Stock is convertible at the option of the holder into four shares (subject to adjustment in certain circumstances) of Class A Common Stock. Consequently, as of October 1, 1999, each of the Current Holders may be deemed under Rule 13d-3 under the Exchange Act of 1934, as amended, (the "Exchange Act") to beneficially own the shares of Class A Common Stock into which the Series A Preferred Stock may be converted.

               The Limited Partnerships purchased the 408,000 shares of Class A Common Stock and 550,000 shares of Series A Preferred Stock for the purpose of acquiring an equity interest in the Company. In addition, as set forth in Item 5, Goldman Sachs may be deemed to beneficially own 43,000 shares of Class A Common Stock held in Managed Accounts. Goldman Sachs disclaims beneficial ownership of the shares of Class A Common Stock held in Managed Accounts. See
Item 5.

               Except as disclosed herein, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A, II-B or II-C hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

               Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Filing Persons (and their respective affiliates) may purchase additional shares of Class A Common Stock or Series A Preferred Stock or other securities of the Company or may sell or transfer shares of Class A Common Stock or Series A Preferred Stock (or any of the shares of Class A Common Stock into which such Series A Preferred Stock is converted or any Convertible Debt, as defined below, for which such Series A Preferred Stock is exchanged) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Class A Common Stock, Series A Preferred Stock or other securities and/or may cause any of the Limited Partnerships to distribute in kind to their respective partners shares of Class A Common Stock or Series A Preferred Stock or other securities owned by such Limited Partnerships. Any such transactions may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law). To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A, II-B or II-C hereto may make similar evaluations from time to time or on an ongoing basis.

               The Company has informed the Purchasers that it issued the Series A Preferred Stock to the Purchasers in order to finance its operations and for other general corporate purposes.

ITEM 5.        Interest in Securities of the Issuer.

               (a) Based on the information disclosed in the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed by the Company on August 11, 1999 (the "10-Q"), as of August 11, 1999, there were 9,968,287 shares of
Class A Common Stock outstanding.

               As of October 1, 1999, GS Capital III beneficially owns, and its general partner, GS Advisors, may be deemed to beneficially own, an aggregate of 1,776,731 shares of Class A Common Stock, consisting of (i) 277,955 shares of Class A Common Stock acquired by GS Capital III in the February 1999 Purchase, and (ii) 1,498,776 shares of Class A Common Stock which may be deemed to be beneficially owned by GS Capital III by reason of its ownership of 374,694 shares of Series A Preferred Stock as described above, representing in the aggregate

15.5% of the shares of Class A Common Stock reported to be outstanding on the 10-Q.

               As of October 1, 1999, GS Offshore beneficially owns, and its general partner, GS Advisors Cayman, may be deemed to beneficially own, an aggregate of 448,445 shares of Class A Common Stock, consisting of (i) 36,413 shares of Class A Common Stock acquired by GS Offshore in the February 1999 Purchase, and (ii) 412,032 shares of Class A Common Stock which may be deemed to be beneficially owned by GS Offshore by reason of its ownership of 103,008 shares of Series A Preferred Stock as described above, representing in the aggregate 4.7% of the shares of Class A Common Stock reported to be outstanding on the 10-Q.

               As of October 1, 1999, GS Germany beneficially owns and its managing partner, GS oHG may be deemed to beneficially own, an aggregate of 82,024 shares of Class A Common Stock, consisting of (i) 12,832 shares of Class A Common Stock acquired by GS Germany in the February 1999 Purchase, and (ii) 69,192 shares of Class A Common Stock which may be deemed to be beneficially owned by GS Germany by reason of its ownership of 17,298 shares of Series A Preferred Stock as described above, representing in the aggregate 0.8% of the shares of Class A Common Stock reported to be outstanding on the 10-Q.

               As of October 1, 1999, 1998 Stone beneficially owns and its general partner, Stone Advantage, may be deemed to beneficially own an aggregate of 200,337 shares of Class A Common Stock, consisting of (i) 31,341 shares of Class A Common Stock acquired by 1998 Stone in the February 1999 Purchase, and
(ii) 168,996 shares of Class A Common Stock which may be deemed to be beneficially owned by 1998 Stone by reason of its ownership of 42,249 shares of Series A Preferred Stock as described above, representing in the aggregate 2.0% of the shares of Class A Common Stock reported to be outstanding on the 10-Q.

               As of October 1, 1999, 1998 Bridge beneficially owns and its managing general partner, Stone Advantage, may be deemed to beneficially own, an aggregate of 60,463 shares of Class A Common Stock, consisting of (i) 9,459 shares of Class A Common Stock acquired by 1998 Bridge in the February 1999 Purchase, and (ii) 51,004 shares of Class A Common Stock which may be deemed to be beneficially owned by 1998 Bridge by reason of its ownership of 12,751 shares of Series A Preferred Stock as described above, representing in the aggregate 0.6% of the shares of Class A Common Stock reported to be outstanding on the 10-Q.

               As of October 1, 1999, Stone Advantage, as the general partner of 1998 Stone and the managing general partner of 1998 Bridge may be deemed to own beneficially an aggregate of 260,800 shares of Class A Common Stock, consisting of (i) 31,341 shares of Class A Common Stock acquired by 1998 Stone in the February 1999 Purchase, (ii) 168,996 shares of Class A Common Stock which may be deemed to be beneficially owned by 1998 Stone by reason of its ownership of 42,249 shares of Series A Preferred Stock as described above, (iii) 9,459 shares of Class A Common Stock acquired by 1998 Bridge in the February 1999 Purchase, and (iv) 51,004 shares of Class A Common Stock which may be deemed to be beneficially owned by 1998 Bridge by reason of its ownership of 12,751 shares of Series A Preferred Stock as described above, representing in the aggregate 2.6% of the shares of Class A Common Stock reported to be outstanding on the 10-Q.

               As of October 1, 1999, each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 2,651,000 shares of Class A Common Stock, consisting of (i) 408,000 shares of Class A Common Stock beneficially owned by the Limited Partnerships, as described above, (ii) 2,200,000 shares of Class A Common Stock which may be deemed to be beneficially owned by the Limited Partnerships by reason of their ownership of 550,000 shares of Series A Preferred Stock as described above, and (iii) 43,000 shares of Class A Common Stock held in Managed Accounts, representing in the aggregate approximately 21.8% of the shares of Class A Common Stock reported to be outstanding in the 10-Q. Each of Goldman Sachs and GS Group disclaims beneficial ownership of (i) the shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the

Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Class A Common Stock held in Managed Accounts.

               None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A, II-B or II-C hereto beneficially owns any shares of Class A Common Stock other than as set forth herein.

               (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Class A Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 12 above.

               (c) No transactions in the shares of Class A Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A, II-B or II-C hereto, during the past sixty days.

               (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by any Filing Person.

               (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Under the terms of the Stock Purchase Agreement, under certain circumstances holders of a majority of the Registrable Securities (as defined below) have the right (which may be exercised not more than twice) to require the Company to register under the Securities Act of 1933, as amended (the "Securities Act"), all or part of the Registrable Securities. In addition, subject to certain exceptions, holders of Registrable Securities have the right to demand inclusion of Registrable Securities that the Current Holders beneficially own in registrations by the Company of shares of Class A Common Stock and the Class B Common Stock, par value $.03 per share, of the Company (together with the Class A Common Stock, the "Common Stock") for the account of the Company, a security holder or holders or otherwise. Subject to certain exceptions (including certain registered public offerings), the Current Holders (and/or their successors and/or permitted assigns) also have the right, until November 30, 1999, which is the one year anniversary of the Closing Date, and thereafter for so long as such persons collectively beneficially own shares of Common Stock of the Company representing at least 5% of the total number of shares of Common Stock outstanding, to purchase a percentage of any Common Stock that the Company proposes to issue at any time equal to the percentage of outstanding Common Stock then beneficially owned by the Current Holders. Subject to certain exceptions, "Registrable Securities" means shares of Common Stock into which shares of Series A Preferred Stock may be converted or shares of Common Stock acquired in connection with the exercise of the preemptive rights described in the immediately preceding sentence.

               Under the terms of the Stock Purchase Agreement, for so long as the Current Holders (and/or their successors and/or permitted assigns) collectively beneficially own a number of shares of Common Stock that is not less than 50% of the number of shares of Common Stock beneficially owned by the Purchasers immediately after the Closing (assuming conversion of all shares of Series A Preferred Stock), GS Capital III has the right to designate, at all times and from time to time, two directors of the Company. For so long as the Current Holders collectively beneficially own a number of shares of Common Stock that is not less than 10% of the Common Stock held by the Purchasers immediately after the Closing, GS Capital III has the right to designate, at all times and from time to time, one director of the Company.

               Under the terms of the Stock Purchase Agreement, until November 30, 1999, which is the one year anniversary of the Closing Date, and thereafter for so long as the Current Holders (and/or their successors and/or permitted assigns) collectively beneficially own shares of Common Stock representing at least 5% of the total voting power of the Company, the Company shall not adopt or enter into any "poison pill" rights plan or any similar plan or agreement unless such plan or agreement would permit the Current Holders (and/or their permitted assigns), their Affiliates (as defined in the Stock Purchase Agreement) and their Managed Accounts to beneficially own the shares of capital then held at that time plus an additional number of shares of capital stock representing an additional 5% of the total voting power of the Company without causing or triggering any adverse consequences to the Current Holders (and/or their successors and/or permitted assigns) or otherwise giving rise to any rights in any other person.

Preferred Stock.

               Each share of Series A Preferred Stock is convertible at any time after November 30, 1999 (the first anniversary of the Closing Date) into shares of Class A Common Stock of the Company at the initial conversion ratio of four shares of Class A Common Stock for every share of Series A Preferred Stock (the "Conversion Ratio") subject to adjustment under certain circumstances as provided for in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock (the "Certificate of Designations"), the full text of which is filed as Exhibit 2 hereto and incorporated herein by reference.

               With respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up the affairs of the Company, the Series A Preferred Stock ranks senior and prior to the Common Stock and any other class or series of capital stock of the Company that by its terms ranks junior to the Series A Preferred Stock. The Series A Preferred Stock ranks on a parity with all capital stock of the Company that ranks on a parity with the Series A Preferred Stock with respect to redemption, dividend, and liquidation rights. The Series A Preferred Stock ranks junior to all capital stock of the Company that ranks senior to the Series A Preferred Stock with respect to redemption, dividend, and liquidation rights.

               The holders of the Series A Preferred Stock will receive cumulative dividends at the annual rate of 5.5% of the sum of the Liquidation Preference, plus all unpaid dividends, if any, whether or not declared, from the date of issuance of Series A Preferred Stock to the applicable dividend payment date, per share. Dividends accumulate on a daily basis, are payable quarterly, and are payable in cash. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the Series A Preferred Stock are entitled to receive $100.00 per share (the "Liquidation Preference") plus all unpaid dividends, if any, whether or not declared, to the payment date.

               In the event that either aggregate unpaid dividends exceed twice the amount payable on a Dividend Payment Date (as defined in the Certificate of Designations) or the Company materially breaches any material provision of the Certificate of Designations or certain material provisions of the Stock Purchase Agreement, and the breach remains uncured for 30 days after the Company becomes aware of the breach, the holders of Series A Preferred Stock will be entitled to elect to the Board of Directors of the Company two additional directors. Once the Company declares and pays the unpaid dividends or cures a breach as described above, the term of any director so elected will expire, and the vacancy created by the expiration of the director's term will not be filled.

               From and after November 30, 2001 (the third anniversary of the Closing Date) the Company, at its option, may within 45 days of any "150% Date" (as defined below) redeem shares of Series A Preferred Stock, in whole or in part, at the sole discretion of the Board of Directors of the Company, to the extent it has funds legally available therefor, at the redemption price of 100% of the Liquidation Preference, plus an amount equal to the unpaid dividends, if any, whether or not declared, to the redemption date. If the shares of Series A Preferred Stock are called for redemption, conversion rights expire at the close of business on the business day immediately preceding the redemption date. "150% Date" means any date as of which the Closing Price (as defined in the Certificate of Designations) of the Class A Common Stock equals or exceeds 150% of the "Conversion Price" (currently $25.00, but subject to adjustments based on the occurrence of various events as set forth in the Certificate of Designations) for at least 20 of the 30 trading days immediately preceding such date.

               Subject to certain limited restrictions, the Company may, at any time, in whole but not in part, exchange 5.5% convertible debentures of the Company ("the "Convertible Debt"), in whole or in part, for outstanding shares of Series A Preferred Stock. As set forth in the Certificate of Designations, the Convertible Debt shall have a maturity date of November 30, 2008 (the tenth anniversary of the Closing Date), shall have a principal amount equal to the Liquidation Preference multiplied by the number of shares of Series A Preferred Stock exchanged for such Convertible Debt, shall pay interest at the rate of 5.5% per annum (8.5% per annum in the event of default), shall provide for holders thereof to have the right to put the Convertible Debt to the Company at 101% of principal plus accrued interest, and shall be convertible and redeemable on terms substantially the same as those of Series A Preferred Stock.

               Holders of shares of Series A Preferred Stock are entitled to vote together as a single class with the holders of shares of Class A Common Stock on all matters as to which holders of shares of Class A Common Stock are entitled to vote. In such instances, each share of Series A Preferred Stock entitles the holder to cast that number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into shares of Class A Common Stock as of the appropriate record date.

               In addition, holders of Series A Preferred Stock are entitled to vote as a class separately from the Common Stock with respect to certain matters specified in the Certificate of Designations that principally relate to corporate matters affecting or potentially affecting the Series A Preferred Stock.

               The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Certificate of Designations.

               The response to Items 3 and 4 are hereby incorporated herein by reference.

ITEM 7.        Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement, dated as of November 22, 1998, by and among Carmike Cinemas, Inc., GS Capital Partners III, L.P., and certain affiliates of GS Capital Partners III, L.P. (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K of Carmike Cinemas, Inc., filed on March 30, 1999.)

Exhibit 2 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Carmike Cinemas, Inc. filed on March 30, 1999).

Exhibit 3 Transfer Agreement, dated as of January 20, 1999, by and among The Goldman Sachs Group, L.P., Stone Street Fund 1998, L.P., and Bridge Street Fund 1998, L.P.

Exhibit 4 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

Exhibit 5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

Exhibit 6 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III, L.P.

Exhibit 7 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III Offshore, L.P.

Exhibit 8 Power of Attorney, dated October 7, 1999 relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 9 Power of Attorney, dated September 22, 1999, relating to GS Advisors III, L.P.

Exhibit 10 Power of Attorney, dated September 22, 1999, relating to GS Advisors III (Cayman), L.P.

Exhibit 11 Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs & Co. oHG

Exhibit 12 Power of Attorney, dated September 22, 1999, relating to Stone Street Fund 1998, L.P.

Exhibit 13 Power of Attorney, dated September 22, 1999, relating to Bridge Street Fund 1998, L.P.

Exhibit 14 Power of Attorney, dated September 22, 1999, relating to Stone Street Advantage Corp.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               October 8, 1999


                                             GOLDMAN, SACHS & CO.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact


                                             THE GOLDMAN SACHS GROUP, INC.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact


                                             GS ADVISORS III, L.P.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact


                                             GS ADVISORS III (CAYMAN), L.P.

                                              By:  /s/ Roger S. Begelman
                                                   -----------------------------
                                                   Name:  Roger S. Begelman
                                                   Title: Attorney-in-fact


                                             GS CAPITAL PARTNERS III, L.P.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact


                                             GS CAPITAL PARTNERS III
                                                OFFSHORE, L.P.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact


                                             GS CAPITAL PARTNERS III GERMANY
                                                CIVIL LAW PARTNERSHIP (with
                                                limitation of liability)

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:    Roger S. Begelman
                                                  Title:   Attorney-in-fact

                                             GOLDMAN, SACHS & CO. oHG

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact


                                             STONE STREET FUND 1998, L.P.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:    Roger S. Begelman
                                                  Title:   Attorney-in-fact


                                             BRIDGE STREET FUND 1998, L.P.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact


                                             STONE STREET ADVANTAGE CORP.

                                             By:  /s/ Roger S. Begelman
                                                  ------------------------------
                                                  Name:   Roger S. Begelman
                                                  Title:  Attorney-in-fact

                                    EXHIBITS


Exhibit 1 Stock Purchase Agreement, dated as of November 22, 1998, by and among Carmike Cinemas, Inc., GS Capital Partners III, L.P., and certain affiliates of GS Capital Partners III, L.P. (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K of Carmike Cinemas, Inc., filed on March 30, 1999.)

Exhibit 2 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Carmike Cinemas, Inc. filed on March 30, 1999).

Exhibit 3 Transfer Agreement, dated as of January 20, 1999, by and among The Goldman Sachs Group, L.P., Stone Street Fund 1998, L.P., and Bridge Street Fund 1998, L.P.

Exhibit 4 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

Exhibit 5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

Exhibit 6 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III, L.P.

Exhibit 7 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III Offshore, L.P.

Exhibit 8 Power of Attorney, dated October 7, 1999, relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 9 Power of Attorney, dated September 22, 1999, relating to GS Advisors III, L.P.

Exhibit 10 Power of Attorney, dated September 22, 1999, relating to GS Advisors III (Cayman), L.P.

Exhibit 11 Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs & Co. oHG

Exhibit 12 Power of Attorney, dated September 22, 1999, relating to Stone Street Fund 1998, L.P.

Exhibit 13 Power of Attorney, dated September 22, 1999, relating to Bridge Street Fund 1998, L.P.

Exhibit 14 Power of Attorney, dated September 22, 1999, relating to Stone Street Advantage Corp.

                                                                      Schedule I


               The name of each director of The Goldman Sachs Group, Inc. is set forth below.

               The business address of each person listed below except John L. Thornton, Sir John Browne and James A. Johnson is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                                  Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.                 Chairman and Chief Executive Officer of
                                         The Goldman Sachs Group, Inc.
Robert J. Hurst                       Vice Chairman of The Goldman Sachs Group,
                                         Inc.
John A. Thain                         President and Co-Chief Operating Officer
                                         of The Goldman Sachs Group, Inc.
John L. Thornton                      President and Co-Chief Operating Officer
                                         of The Goldman Sachs Group, Inc.
Sir John Browne                       Group Chief Executive of BP Amoco plc
James A. Johnson                      Chairman of the Executive Committee of the
                                         Board of Fannie Mae
John L. Weinberg                      Senior Chairman of The Goldman Sachs
                                         Group, Inc.

                                                                   Schedule II-A


               The name, position and present principal occupation of each director and executive officer of GS Advisors III, L.L.C., the sole general partner of GS Advisors III, L .P., which is the sole general partner of GS Capital Partners III, L.P. and the sole general partner of GS Advisors III (Cayman), L.P., which is the sole general partner of GS Capital Partners III Offshore, L.P., are set forth below.

               The business address for all the executive officers and directors listed below except Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

               All executive officers and directors listed below are United States citizens.

Name                          Position                     Present Principal
                                                              Occupation
--------------------------------------------------------------------------------

Richard A. Friedman           President                  Managing Director
                                                         of Goldman, Sachs & Co.

Terence M. O'Toole            Vice President             Managing Director of
                                                         Goldman, Sachs & Co.

Elizabeth S. Fascitelli       Treasurer                  Managing Director of
                                                         Goldman, Sachs & Co.

Joseph H. Gleberman           Vice President             Managing Director of
                                                         Goldman, Sachs & Co.

Barry S. Volpert              Vice President             Managing Director of
                                                         Goldman Sachs
                                                         International

Eve M. Gerriets               Vice President/            Vice President of
                              Secretary                  Goldman, Sachs & Co.

David J. Greenwald            Assistant Secretary        Managing Director of
                                                         Goldman, Sachs & Co.

Esta E. Stecher               Assistant Secretary        Managing Director of
                                                         Goldman, Sachs & Co.

James B. McHugh               Assistant Secretary        Vice President of
                                                         Goldman, Sachs & Co.

C. Douglas Fuge               Assistant Treasurer        Managing Director of
                                                         Goldman, Sachs & Co.

Dan H. Jester                 Assistant Treasurer        Managing Director of
                                                         Goldman, Sachs & Co.

David A. Viniar               Assistant Treasurer        Managing Director of
                                                         Goldman, Sachs & Co.

Katherine B. Enquist          Vice President             Vice President of
                                                         Goldman, Sachs & Co.

                                                                   Schedule II-B


               The name, position and present principal occupation of each director and executive officer of Stone Street Advantage Corp., the sole general partner of Stone Street Fund 1998, L.P. and the managing general partner of Bridge Street Fund 1998, L.P., are set forth below.

               The business a ddress for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

               All executive officers and directors listed below are United States citizens.

Name                            Position                   Present Principal
                                                              Occupation
--------------------------------------------------------------------------------

Richard A. Friedman          Director/Vice President     Managing Director of
                                                         Goldman, Sachs & Co.

Terence M. O'Toole           Director/Vice President     Managing Director of
                                                         Goldman, Sachs & Co.

Joseph H. Gleberman          Director/Vice President     Managing Director of
                                                         Goldman, Sachs & Co.

Sanjeev K. Mehra             Director/Vice               Managing Director of
                             President/Treasurer         Goldman, Sachs & Co.

Peter G. Sachs               Director/Vice President     Senior Director of
                                                         The Goldman Sachs
                                                         Group, Inc.

Peter M. Sacerdote           Chairman/President          Advisory Director of
                                                         Goldman, Sachs & Co.

David J. Greenwald           Vice President              Managing Director of
                                                         Goldman, Sachs & Co.

Esta E. Stecher              Vice President              Managing Director of
                                                         Goldman, Sachs & Co.

C. Douglas Fuge              Assistant Treasurer         Managing Director of
                                                         Goldman, Sachs & Co.

Eve M. Gerriets              Vice President/Secretary    Vice President of
                                                         Goldman, Sachs & Co.

Katherine B. Enquist         Vice President              Vice President of
                                                         Goldman, Sachs & Co.

Richard J. Stingi            Vice President              Vice President of
                                                         Goldman, Sachs & Co.

                                                                   Schedule II-C


               The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

               The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

               Of the directors and executive officers listed below, Stefan J. Jentzsch is a citizen of Germany, Gregory T. Hoogkamp is a citizen of the United States and Paul M. Achleitner and Rudolf W. Ferscha are citizens of Austria.

Name                          Position                     Present Principal
                                                             Occupation
--------------------------------------------------------------------------------

Paul M. Achleitner            Managing Director          Managing Director of
                                                         Goldman, Sachs & Co.
                                                         oHG

Stefan J. Jentzsch            Managing Director          Managing Director of
                                                         Goldman, Sachs & Co.
                                                         oHG

Gregory T. Hoogkamp           Managing Director          Managing Director of
                                                         Goldman, Sachs & Co.
                                                         oHG

Rudolf W. Ferscha             Managing Director          Executive Director of
                                                         Goldman, Sachs &
                                                         Co. oHG